United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Honeywell International Inc.

Name of persons relying on exemption: Franciscan Sisters of Allegany, NY

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly the Tri-State Coalition for Responsible Investment), 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 6, the shareholder proposal requesting a report on environmental and social due diligence at Honeywell International Inc.’s annual shareholder meeting to be held on April 25, 2022.

Summary of the Proposal

The company requests reporting on the company’s due diligence process to identify and address environmental and social risks related to emissions, spills, or discharges from Honeywell’s operations and value chain. The report should explain the types and extent of stakeholder consultation and address Honeywell’s plans to track effectiveness of measures to assess, prevent, mitigate, and remedy adverse impacts on the environment and human health.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Honeywell is exposed to litigation, reputational, and regulatory risk if its due diligence systems are ineffective;
2.	Insufficient community consultation exposes the company to material risk; and
3.	Pollution sites where Honeywell deems cleanup to be “complete” may face hidden costs.

Honeywell’s recently published report, Processes to Identify and Address Environmental and Social Risk,i does not respond to the request of the proposal, which seeks disclosure on the effectiveness of its social and environmental due diligence processes. Specifically:

●	Honeywell’s report does not speak to the effectiveness of its due diligence policies; and

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

●	Disclosure around community consultation is insufficient and omits material risks associated with poor consultation which may impact Honeywell

1.	Honeywell is Unable to Provide Evidence of the Effectiveness of its Policies

Mitigating environmental and social risks requires companies not only to adopt robust policies, but to ensure that they are effectively implemented across its operations. Honeywell’s recently published Processes to Identify and Address Environmental and Social Risk report, while outlining the company’s risk management systems, Supplier Code of Conduct, and approach to legacy sites, does not speak to effectiveness. Honeywell states in its new report, “Our track record shows strong management of our environmental footprint and how we positively impact the world through our operations, our revitalization of legacy properties, and our products.” This comment stands in stark contrast to numerous high-profile lawsuits, community allegations, and environmental fines connected to Honeywell’s business. For example, the shareholder proposal cites six prominent lawsuits in the past few years with settlement costs and potential settlements ranging from $4 million to $65 million.ii These lawsuits are often in addition to costly EPA settlements and demonstrate that compliance with federal and state programs is not enough to manage material risk.

One of such lawsuits was filed by the state of New Jersey for unlawful discharge of coal tar, arsenic, PCBs, and other contaminants that continue to damage natural resources and pose health risks to surrounding communities.iii This litigation is in addition to a $78 million Superfund Site agreement with the EPA to contain the pollution.iv The state of New Jersey alleges that Honeywell “knowingly, and without justification, discharged hazardous substances and pollutants into natural resources.”v Though Honeywell has been party to the EPA consent decree since 2012, studies and site documents show that dangerous pollutants continue to release from the site and into the Hudson River.vi Honeywell’s cleanup agreement has also faced criticism from surrounding communities for containing the majority of pollution in place rather than removing it from the site. Honeywell is subject to additional settlement costs as the company negotiates with the EPA for related cleanup of the Hudson River.

Similar lawsuits and allegations have materialized at multiple Honeywell legacy sites including an $8 million settlement surrounding the SLRIDT Superfund Site in Minnesota and a recent lawsuit surrounding the Saint-Gobain Superfund Site in New York.vii In the past six years, Honeywell reached settlements of:

●	$29 million for the LCP site in Georgia (paid an additional $4 following state litigation);viii
●	$21 million for the San Fernando Valley (Area 1) site in California;ix
●	$16 million for the LCP-Holtrachem site in North Carolina;[x]
●	$8 million for the St. Louis River site (now subject to further litigation); andxi
●	$5.5 million for the Elkton Firehole site in Maryland.xii

These are just a portion of the settlement costs Honeywell has faced related to its Superfund sites. If Honeywell’s environmental and social due diligence surrounding these cleanup processes are ineffective or insufficient, the company is exposed to litigation risk as materialized in Georgia, New Jersey, New York, and Minnesota. These costs are in addition to significant settlement agreements with the EPA and fines incurred for violations of environmental standards.

2.	Insufficient Community Consultation Exposes Honeywell to Material Risk

Incomplete or one-sided disclosure of consultation surrounding environmental hazards and cleanup also exposed the company to material risk. In 2021, a city and a county in Illinois filed a lawsuit against Honeywell for environmental and human health damages related to the company’s uranium storage facility outside of Metropolis, IL. The proponents allege that Honeywell’s management of this property presents “new threats to the community that have not been disclosed to City or County officials.”xiii Honeywell’s Processes to Identify and Address Environmental and Social Risk report states that “transparent, deep, and broad community engagement is core to, and deeply embedded in, our process and procedures to address these legacy responsibilities.” Investors are concerned that this report provides an incomplete picture of Honeywell’s consultation process and minimizes the risk associated with insufficient community consultation practices. The government officials and community representatives quoted in the report only represent voices of Honeywell's supporters, not its critics from impacted communities. The principles and site-specific overviews outlined do not reflect the volume of allegations of insufficient cleanup, ongoing litigation, and community criticism surrounding lack of company transparency.

For example, Honeywell’s report lists its pollution site at Onondaga Lake as “the result of a successful collaboration among private and public entities for an innovative and sustainable restoration.” Site documents, recent studies, and community allegations tell a different story. Honeywell’s settlement agreement with the EPA resulted in the majority of toxins being capped at the site rather than removed from the Lake, which continues to face criticism from surrounding communities.xiv Community groups such as a Better Future for Onondaga Lake vocally characterize Honeywell’s cleanup efforts as insufficient, saying “Onondaga Lake is a Superfund site and it always will be a Superfund site because they did not completely clean out the lake.”xv

Notably, Honeywell Superfund Sites disparately impact Indigenous Peoples, which exposes the company to litigation, reputational, and regulatory risk. The most prominent opponent of Honeywell’s Onondaga Lake cleanup has been the Onondaga Nation, which has resided near the lake “from time immemorial.”xvi Honeywell does not have a policy or statement on respect for Indigenous Peoples, nor does it have a commitment to respect the right to Free, Prior, and Informed Consent (FPIC).xvii Though Honeywell states that it conducted outreach to the Onondaga Nation, the company did not meet the standards for FPIC, made evident by the Nation’s clear vocal opposition to Honeywell’s cleanup plan.xviii Investor reports and case studies have long described the connection between material risk and the violation of Indigenous Rights. The Dakota Access Pipeline, a project prominently known for its insufficient consultation with Indigenous Peoples, incurred $7.5 billion in material social costs.xix Vanguard’s 2020 insights on social risk and Indigenous Peoples rights states that constructive relationships with First Nations “are critical for boards and company leaders to effectively identify, monitor, and mitigate material risks that affect communities and culturally significant sites.”xx

Honeywell has additionally faced accusations of its lobbying activities undermining cleanup efforts and effective consultation. The company’s successful application to reclassify its Tonawanda Coke Superfund Site into the Brownfield Cleanup Program was starkly opposed by community members.xxi A local community group, the Clean Air Coalition, asserts that Honeywell’s application “sets a dangerous precedent, reducing the program to a loophole for legally recognized primary polluters to avoid their financial and environmental responsibility. Clean Air members, and the residents of Western New York deserve a full and comprehensive remediation, which is not what current application seeks.”xxii Ineffective stakeholder consultation and lobbying efforts that are misaligned with community priorities expose Honeywell to litigation, reputational, and regulatory risk. Investor expectations around corporate lobbying alignment are also increasing as evidenced by the rise in shareholder proposals on the topic in recent years.xxiii

3.	Honeywell Sites Deemed “Completed” May Have Hidden Costs Down the Road

Honeywell’s legacy sites are exposed to significant material risk if the cleanup and remediation is insufficient or incomplete. At Onondaga Lake, the pollutants that remain on site may expose Honeywell to future litigation, as it still poses a human health risk. A similar case surfaced surrounding the IBM Endicott Superfund Site where about 1,000 plaintiffs filed lawsuits against IBM for insufficient cleanup connected to irremediable health impacts such as increased cancer rates.1 Onondaga Nation lawyer Joe Heath states, "Leaving it in place is going to come back to haunt future generations who are going to have to clean it up."2 Reports in 2019 showed that Honeywell’s cap to seal the lake toxins broke three times, contaminating nearly 40 acres of lake bed.3 Honeywell’s legacy sites are subject to indefinite litigation risk if the cleanup is insufficient or incomplete.

Conclusion

In conclusion, Honeywell’s Processes to Identify and Address Environmental and Social Risk report does not respond to the request of the proposal, as it does not speak to the effectiveness of its due diligence processes and provides insufficient disclosure on community consultation. Honeywell’s legacy pollution sites across the United States are exposed to significant material risk if cleanup and community consultation are ineffective. Many of these risks have already materialized in settlement costs, environmental fines, and community litigation.

Proponents urge all Honeywell shareholders to vote FOR Proposal 6 on environmental and social due diligence and encourage the Company to take action to implement the request of the proposal.

For questions regarding Honeywell Proposal 6, please contact: Jillianne Lyon, Senior Program Associate at Investor Advocates for Social Justice and representative of the Franciscan Sisters of Allegany, NY, via email: jlyon@iasj.org or phone: 973-509-8800.

1 https://www.syracuse.com/specialreports/2009/01/life_in_the_plume_ibms_polluti.html

2https://www.syracuse.com/news/2014/06/onondaga_lake_honeywell_onondaga_nation_wastebeds_cleanup_pollution_toxic.html

3https://www.syracuse.com/news/2016/01/honeywells_cap_to_seal_in_onondaga_lake_toxins_has_broken_loose_three_times.html

i https://investor.honeywell.com/static-files/acd9ea68-750b-48cb-bcb3-21421760d39c

ii https://iasj.org/wp-content/uploads/Honeywell-2022-Proposal-ES-Risk-FINAL.pdf ; https://violationtracker.goodjobsfirst.org/parent/honeywell-international

iii https://www.northjersey.com/story/news/environment/2020/11/10/honeywell-superfund-lawsuit-nj-over-edgewater-nj-and-hudson-river-contamination/6224306002/

iv https://www.epa.gov/enforcement/case-summary-agreement-furthers-cleanup-quanta-resources-superfund-site-new-jersey

v https://www.nj.gov/oag/newsreleases20/Honeywell-Complaint.pdf

vi https://www.nj.gov/oag/newsreleases20/Honeywell-Complaint.pdf

vii https://www.courthousenews.com/settlement-reached-pollution-minnesota-superfund-site/ ; https://www.troyrecord.com/2016/02/24/lawsuit-filed-over-hoosick-falls-water-contamination/

viii https://www.epa.gov/enforcement/case-summary-29-million-settlement-clean-saltwater-marsh-lcp-chemicals-superfund-site ; https://allongeorgia.com/glynn-local-news/settlement-reached-with-honeywell-to-compensate-the-state-of-georgia-for-recreational-fishing-losses-due-to-contamination-from-lcp-

chemical-site-in-brunswick/

ix https://www.dailynews.com/2018/06/20/epa-orders-lockheed-martin-honeywell-to-clean-contaminated-valley-water/

x https://www.bizjournals.com/charlotte/news/2019/04/19/honeywell-international-paper-commit-to-16-2m.html

xi https://www.reuters.com/article/us-honeywell-intl-domtar-superfund/honeywell-domtar-in-8-2-million-settlement-over-u-s-superfund-site-idUSKBN19K2X6 ; https://thebrunswicknews.com/news/local_news/dnr-abandons-4-million-settlement-with-honeywell/article_dd6eba11-a656-56ec-9e33-da9108d43463.html

xii https://www.mcall.com/business/mc-biz-mack-trucks-honeywell-elkton-firehole-site-maryland-20180822-story.html

xiii https://unicourt.com/case/pc-db5-city-of-metropolis-illinois-et-al-v-honeywell-international-inc-968368

xiv https://www.onondaganation.org/land-rights/the-cleanup-plan/

xv https://www.syracuse.com/news/2020/02/opponents-say-onondaga-lake-may-still-be-too-contaminated-for-beach.html

xvi https://www.onondaganation.org/land-rights/onondaga-nations-vision-for-a-clean-onondaga-lake/

xvii https://www.un.org/development/desa/indigenouspeoples/publications/2016/10/free-prior-and-informed-consent-an-indigenous-peoples-right-and-a-good-practice-for-local-communities-fao/

xviii https://dailyorange.com/2017/02/despite-onondaga-lake-remedial-efforts-some-blame-corporate-influence-for-blocking-lakes-full-restoration/

xix https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

xx https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/perspectives-and-commentary/ISTAHR_122020.pdf

xxi https://subscribe.buffalonews.com/e/limit-reached-bn?returnURL=https://buffalonews.com/news/local/citizens-group-calls-on-cuomo-to-reject-tonawanda-coke-plan/article_

f95ef7ce-9a0d-5cda-a2c1-fcf42cbf7fa9.html

xxii https://www.cacwny.org/2020/01/former-tcc-site-brownfield-application-is-incomplete-premature-and-not-in-the-best-interest-of-the-public/

xxiii https://www.brennancenter.org/our-work/analysis-opinion/more-shareholders-seek-transparency-corporate-political-spending-and